SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F  ☒                                          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Press Release of Registrant dated October 12, 2010 as filed on SEDAR on October 15, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EAGLEFORD ENERGY INC.

Dated: October 15, 2010	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1
EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy to Drill Initial Eagle Ford Shale Well in Zavala County, Texas

Toronto, October 12, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), has been notified by Dawsey Operating, LLC, a Texas based engineering and consulting firm, that the rig allocated to drill an initial test well of the Eagle Ford shale formation will mobilize onto location at the Company's Matthews lease in Zavala County, Texas starting tomorrow. The Company intends to drill vertically through the Eagle Ford and log key formations including the San Miguel sands, the Austin Chalk and the Eagle Ford shale.  After logging, the well will be drilled approximately 4,000 feet horizontally through the Eagle Ford shale formation.

The Matthews Lease comprises 2,629 acres of land (or 4 square miles) and is situated adjacent to the Redhawk land block under development by Petrohawk Energy Corporation (NYSE: HK)(“Petrohawk”). Eric Johnson, VP Operations at Dyami Energy LLC, a Texas based subsidiary of Eagleford Energy, stated, “Our primary target is the Eagle Ford shale.  Petrohawk has reported 355 barrels a day of oil production from its horizontal well on the property next door.  Given the blanket nature of the Eagle Ford formation in this area we are excited by our prospects.  We also plan to run tests on the San Miguel formation to gather important petro-physical data on the significant amount of heavy oil in place.”

Eagleford Energy’s consolidated working interest in the well before payout is 85% (69% working interest after payout).

Zavala County, Texas is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. The Company is actively pursuing leases and drilling opportunities in Texas and throughout the region with a primary objective of obtaining high-demand Eagle Ford Shale acreage for follow up exploration and production. There are approximately 30.9 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.